Exhibit 99.1

TSX: JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

         PRESS RELEASE

JUST ENERGY GROUP INC. ANNOUNCES JPMORGAN CHASE BANK AS ADDITIONAL LENDER TO ITS CREDIT FACILITY

TORONTO, ONTARIO – October 3, 2016 - Just Energy Group Inc. (“Just Energy” or the "Company"), an energy management solutions provider specializing in electricity, natural gas, solar and green energy, today announced that JPMorgan Chase Bank N.A. (“JPMorgan”) has joined its Credit Facility as a lender with a commitment of $15 million. This commitment increases the line under the Company’s accordion to $292.5 million.  The credit facility matures on September 1, 2018 and includes long-time lender, Canadian Imperial Bank of Commerce, as Administrative Agent along with current lender National Bank of Canada as Co-Lead Arrangers and Joint Book Runners thereunder.

“We are pleased to announce the addition of JPMorgan to our lending group and look forward to their continued support alongside our other existing banking relationships,” said Chief Financial Officer Pat McCullough. “Maintaining a strong and flexible financial position remains a priority for our Company, and we believe this new relationship will assist Just Energy to execute its long-term growth strategy.”

About Just Energy Group Inc.

Established in 1997, Just Energy is an energy management solutions provider specializing in electricity, natural gas, solar and green energy. With offices located across the United States, Canada, and the United Kingdom, Just Energy serves close to two million residential and commercial customers. The Company offers a wide range of energy products and home energy management services including long-term fixed-price, variable price, and flat bill programs, smart thermostats, and residential solar solutions. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Tara Energy, Just Energy Solar and TerraPass.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements, including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Phone: (713) 933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Phone:  617.461.1101
michael.cummings@alpha-ir.com